Exhibit 99.1

November 6, 2025

Vancouver, British Columbia

THIRD QUARTER FINANCIAL RESULTS

Wheaton Precious Metals Announces Record Revenue, Earnings and Cash

Flow for the First Nine Months of 2025

“Our portfolio of high-quality assets continued to deliver strong results, generating record revenue, earnings, and cash flow for the first nine months of 2025,” said Randy Smallwood, Chief Executive Officer of Wheaton Precious Metals. “We advanced our near-term growth strategy through key milestones including the ramp up of production at Blackwater and Goose, alongside continued construction across six development projects scheduled to come online over the next 24 months. These strong results position us well to meet our annual production guidance of 600,000 to 670,000 gold equivalent ounces and underscores the streaming model’s ability to generate predictable levered cash flows in a rising precious metals price environment.”

“This robust quarter also included the announcement of a gold stream on the Hemlo Mine, a transaction that reflects Wheaton’s ongoing commitment to investing in assets with strong geological potential, responsible stewardship, and long-term value creation capacity,” added Haytham Hodaly, President of Wheaton Precious Metals. “The strength of our Q3 results underscore our disciplined approach to capital deployment, prioritizing accretive opportunities that are structured with the goal of delivering meaningful, lasting value for all stakeholders.”

Record Financial Performance and Strong Balance Sheet

●	Third quarter of 2025: $476 million in revenue, a record $367 million in net earnings, $281 million in adjusted net earnings, and $383 million in operating cash flow.
●	Declared a quarterly dividend[1] of $0.165 per common share and made a quarterly dividend payment of $75 million.
●	Balance Sheet: Cash balance of $1.2 billion, no debt, and an undrawn $2 billion revolving credit facility and $500 million accordion as at September 30, 2025.

High Quality Asset Base

●	Streaming and royalty agreements on 23 operating mines and 24 development and other projects[5], including the addition of the proposed Hemlo transaction.
●	83% of attributable production from assets in the lowest half of their respective cost curves[2,4].
●

Attributable gold equivalent production[3] (“GEOs”) of 173,400 ounces in the third quarter of 2025, a 22% increase relative to the comparable period of the prior year primarily due to stronger production at Salobo and Antamina, coupled with the commencement of production at Blackwater.

●

During the quarter, Wheaton’s growth profile was further de-risked as construction progressed across key development projects, including Mineral Park, Platreef, Fenix, El Domo, Kurmuk, and Koné. In addition, joint venture agreements were announced for Copper World and Santo Domingo, further de-risking both projects.

●	In the third quarter, production of zinc and lead concentrates at Aljustrel restarted since being halted on September 12, 2023.
●

During the quarter, a subsidiary of CMOC Group Limited (“CMOC”) exercised its option to acquire 33% of the Cangrejos precious metal purchase agreement (“PMPA”) in exchange for a cash payment in the amount of $102 million, resulting in a gain on partial disposition of the PMPA of $86 million.

●

On September 10, 2025, the Company entered into a financing commitment with Carcetti to support its proposed acquisition of the currently operating Hemlo mine from Barrick Mining Corporation (“Barrick”), including a gold stream of up to $400 million, with Carcetti expected to elect an amount of $300 million in accordance with the terms of the agreement. The transaction is expected to close in Q4 2025, delivering immediate production and cash flow to the Company. In addition, the Company invested $30 million in Carcetti’s equity offering.

●	Subsequent to the quarter;

o	On October 2, 2025, B2Gold Corp. (“B2Gold”) announced that the Goose Mine in Nunavut achieved commercial production.
o	On November 6, 2025, the Company entered into a PMPA with Waterton Gold Corp. for the Spring Valley Project located in Nevada.

Leadership in Sustainability

●	Top Rankings: One of the top-rated companies by Sustainalytics, AAA rated by MSCI and Prime rated by ISS.
●	Recognized among the top 10 companies on Corporate Knights’ annual Best 50 Corporate Citizens in Canada.
●

Subsequent to the quarter, Wheaton committed $100,000 to the Red Cross to support relief efforts in Jamaica following Hurricane Melissa. The contribution reflects Wheaton’s commitment to support communities connected to its operating regions. The Cayman Islands is home to a large Jamaican population who continue to face the aftermath of the major storm.

Operational Overview

(all figures in US dollars unless otherwise noted)	Q3 2025	Q3 2024	Change	YTD 2025	YTD 2024	Change

Units produced

Gold ounces	100,090	86,819	15.3%	285,622	262,920	8.6%

Silver ounces	5,999	4,538	32.2%	16,099	15,067	6.8%

Palladium ounces	2,650	4,034	(34.3)%	7,746	12,835	(39.6)%

Cobalt pounds	604	397	52.0%	1,791	896	99.8%

Gold equivalent ounces [3]	173,415	142,716	21.5%	483,519	446,110	8.4%

Units sold

Gold ounces	78,944	75,694	4.3%	289,214	245,039	18.0%

Silver ounces	4,760	3,875	22.8%	14,111	11,765	19.9%

Palladium ounces	2,594	3,761	(31.0)%	7,626	12,836	(40.6)%

Cobalt pounds	529	88	501.1%	1,147	485	136.5%

Gold equivalent ounces [3]	137,563	122,242	12.5%	460,775	387,998	18.8%

Change in PBND

Gold equivalent ounces [3]	20,963	8,263	(12,700)	(16,468)	17,585	34,053

Revenue	$476,257	$308,253	54.5%	$1,449,886	$904,123	60.4%

Net earnings	$367,216	$154,635	137.5%	$913,471	$440,993	107.1%

Per share	$0.809	$0.341	137.2%	$2.013	$0.973	106.9%

Adjusted net earnings [1]	$281,054	$152,803	83.9%	$817,884	$441,201	85.4%

Per share [1]	$0.619	$0.337	83.7%	$1.802	$0.973	85.2%

Operating cash flows	$382,953	$254,337	50.6%	$1,158,705	$708,110	63.6%

Per share [1]	$0.844	$0.561	50.4%	$2.553	$1.562	63.4%

All amounts in thousands except gold, palladium & gold equivalent ounces, and per share amounts.

Financial Review

Revenues

Revenue in the third quarter of 2025 was $476 million (58% gold, 39% silver, 1% palladium and 2% cobalt), with the $168 million increase relative to the prior period quarter being primarily due to a 37% increase in the average realized gold equivalent³ price; and a 13% increase in the number of GEOs³ sold.

Revenue was $1.4 billion in the nine months ended September 30, 2025, representing a $546 million increase from the comparable period of the previous year due primarily to a 35% increase in the average realized gold equivalent³ price; and a 19% increase in the number of GEOs³ sold.

Cash Costs and Margin

Average cash costs¹ in the third quarter of 2025 were $532 per GEO³ as compared to $439 in the third quarter of 2024. This resulted in a cash operating margin¹ of $2,930 per GEO³ sold, an increase of 41% as compared with the third quarter of 2024, a result of the higher realized price per ounce. The higher margin reflects the leverage provided by fixed per-ounce production payments across the majority of Wheaton’s operating streams, which accounted for 76% of revenue during the quarter. Notably, year-over-year margin growth exceeded the appreciation in gold prices over the same period, underscoring the effectiveness of Wheaton’s business model in generating higher levered cash flow and margins in a rising precious metals price environment.

Average cash costs¹ for the nine months ended September 30, 2025 were $480 per GEO³ as compared to $436 in the comparable period of the previous year. This resulted in a cash operating margin¹ of $2,667 per GEO³ sold, a 41% increase from comparable period of the previous year, a result of the higher realized price per ounce.

Cash Flow from Operations

Operating cash flow in the third quarter of 2025 amounted to $383 million, with the $129 million increase from the comparable period of the prior year being due primarily to higher gross margin.

Operating cash flows for the nine months ended September 30, 2025 amounted to $1.2 billion, with the $451 million increase from the comparable period of the previous year being due primarily to higher gross margin.

Produced But Not Yet Delivered

As at September 30, 2025, approximately 151,800 GEOs were produced but not yet delivered (“PBND”). PBND increased by 21,000 GEOs during the quarter and represents approximately 2.9 months of payable production, compared to 2.7 months in the previous quarter, reflecting normal variations in shipment timing and delivery cycles. The Company expects PBND levels to stay at the higher end of our forecasted range of two to three months until the end of 2025, in part due to the ramp up of new mines, forecast to commence operations in the fourth quarter.

Balance Sheet (at September 30, 2025)

●	Approximately $1.2 billion of cash on hand.
●	During the third quarter of 2025, the Company made total upfront cash payments of $250 million relative to the mineral stream interests consisting of:
o	Koné: $156 million;
o	Fenix: $50 million; and
o	Kurmuk: $44 million.
●	Subsequent to the quarter, the Company made additional upfront cash payments of $94 million relative to the mineral stream interests consisting of:
o	Fenix: $50 million; and
o	El Domo: $44 million.
●

With industry leading liquidity supported by existing cash on hand, a fully undrawn $2 billion revolving facility coupled with the $500 million accordion, and strong operating cash flows, the Company is well positioned to fund all outstanding commitments and known contingencies and pursue additional accretive mineral stream interests.

Third Quarter Operating Asset Highlights

Salobo: In the third quarter of 2025, Salobo produced 67,000 ounces of attributable gold, an increase of approximately 7% relative to the third quarter of 2024, primarily the result of higher throughput, grades and recoveries. Vale reported on July 22, 2025, that following the implementation of Salobo 3, the Salobo complex has reached full ramp-up and is consistently delivering strong operational performance.

Antamina: In the third quarter of 2025, Antamina produced 1.7 million ounces of attributable silver, an increase of approximately 86% relative to the third quarter of 2024, primarily due to higher throughput and grades, partially offset by lower recoveries.

Peñasquito: In the third quarter of 2025, Peñasquito produced 2.1 million ounces of attributable silver, an increase of approximately 17% relative to the third quarter of 2024, primarily the result of higher throughput, partially offset by lower grades with mining activities having transitioned back into the Peñasco pit which contains lower silver grades relative to the Chile Colorado pit.

Constancia: In the third quarter of 2025, Constancia produced 0.6 million ounces of attributable silver and 12,800 ounces of attributable gold, a decrease of approximately 11% for silver production and an increase of approximately 19% for gold production relative to the third quarter of 2024. The decrease in silver was primarily the result of lower grades, throughput and recoveries. On September 23, 2025, Hudbay Minerals Inc. (“Hudbay”) commented on ongoing social unrest in Peru, where Hudbay’s Constancia mine has been impacted by local protests and illegal blockades. Hudbay announced that the mill was temporarily shut down as a safety precaution and to allow time for authorities to address the illegal protests. Subsequently on October 7, 2025, Hudbay announced it had resumed operations at the Constancia mine following the temporary shutdown.

San Dimas: In the third quarter of 2025, San Dimas produced 7,500 ounces of attributable gold, an increase of approximately 9% relative to the third quarter of 2024, with higher throughput being partially offset by the change of the gold to silver conversion ratio from 70:1 to 90:1, effective April 30, 2025.

Stillwater: In the third quarter of 2025, the Stillwater mines produced 1,700 ounces of attributable gold and 2,700 ounces of attributable palladium, a decrease of approximately 24% for gold and 34% for palladium relative to the third quarter of 2024, primarily due to lower throughput as Stillwater West operations were placed into care and maintenance in September 2024.

Blackwater: In the third quarter of 2025, Blackwater produced 0.1 million ounces of attributable silver and 4,900 ounces of attributable gold, with the mine achieving commercial production in May 2025. On September 15, 2025, Artemis Gold Inc. (“Artemis Gold”), announced plans to upgrade the current Blackwater mine processing plant (Phase 1A) to increase nameplate capacity by 33%, from 6 million tonnes per annum (“Mtpa”) to 8 Mtpa by Q4 2026. In parallel, Artemis Gold is advancing the Phase 2 expansion and placing orders of long lead time equipment. On November 5, 2025, Artemis Gold announced that 2025 production is expected to be weighted to the fourth quarter, with higher mill throughput rates and feed grades expected compared to Q3 2025.

Goose: On October 6, 2025, B2Gold announced that the Goose mine achieved commercial production on October 2, 2025. As reported by B2Gold, open pit and underground mining rates at the Umwelt deposit have continued to meet or exceed expectations during the 30-day commercial production period. Gold recoveries have been in line with expectations and are expected to average higher than 90% through Q4 2025.

Voisey’s Bay: In the third quarter of 2025, the Voisey’s Bay mine produced 604,000 pounds of attributable cobalt, an increase of approximately 52% relative to the third quarter of 2024 as the underground mine at Voisey’s Bay continues ramp-up to full production, with full ramp-up expected by the second half of 2026.

Other Gold: In the third quarter of 2025, total Other Gold attributable production was 1,200 ounces, an increase of approximately 84% relative to the third quarter of 2024 due to the initial reported production from the Goose mine, which achieved commercial production on October 6, 2025. Notable operational updates for assets included within ‘other gold’ include:

●

Marmato: On October 29, 2025, Aris Mining Corporation (“Aris”) reported that the expansion construction of the Bulk Mining Zone at the Marmato mine is underway and production remains on schedule for first gold in the second half of 2026.

Other Silver: In the third quarter of 2025, total Other Silver attributable production was 1.5 million ounces, an increase of approximately 25% relative to the third quarter of 2024, primarily due to higher production at Zinkgruvan. Notable operational updates for assets included within ‘other silver’ include:

●

Aljustrel: In the third quarter of 2025, Almina resumed production of the zinc and lead concentrates at the Aljustrel mine, resulting in the resumption of attributable silver production to the Company.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Recent Development Asset Updates

Mineral Park: During the quarter, Waterton Copper LP continued ore commissioning of the newly refurbished concentrator at its Mineral Park project. The ramp-up efforts in Q3 2025 were focused on dialing in operating parameters in the grinding circuit, fine tuning mill alignment due to increasing operating throughputs, and gradually increasing both operating uptime and overall site throughput. Ramp-up to commercial production is expected to continue in Q4 2025, with first product leaving site in October, and throughput expected to be in the range of 75% of nameplate by the end of the year. At steady state throughput, the fully refurbished mill capacity will be 16.5 Mtpa.

Platreef: On October 30, 2025, Ivanhoe Mines (“Ivanhoe”) announced that the first feed of ore entered the concentrator on October 29, 2025. First production of concentrate is expected in the second half of November 2025. Ivanhoe reports that Phase 1 is the first step in a three-phase expansion plan that aims to make the Platreef Mine one of the world’s largest and lowest-cost producers of platinum, palladium, rhodium, and gold, with copper and nickel byproduct credits. Ivanhoe reports that production from Phase 2, which is targeted to commence in Q4 2027, is expected to be more than four times larger than Phase 1.

Fenix: On October 29, 2025, Rio2 Limited (“Rio2”) reported that at the end of Q3 2025 construction was 63% complete and remains on track and on budget for first gold production in the first quarter of 2026. On September 24, 2025, Rio2 announced they have signed two separate memorandum of understandings with two companies that have desalinated water distribution facilities for the potential supply of desalinated water to the Fenix Gold Mine. This is a significant milestone for the planned future expansion of the project, for which a pre-feasibility study is expected in Q1 2026.

Kurmuk: On October 15, 2025, Allied Gold Corporation (“Allied”) reported that the Kurmuk project continues to track according to plan, with engineering substantially completed. The key focus for the rest of the year is on logistics for transporting equipment and materials to the site, finishing technical concrete works around the grinding areas, and advancing the mechanical erection at the processing plant site.

Koné: On October 6, 2025, Montage Gold Corp. (“Montage”) announced that rapid construction progress continues and remains on budget and well on schedule for first gold pour in Q2 2027. Key milestones achieved since commencement of the project include the erection of six carbon-in-leach tanks, completion of mill foundations and water supply infrastructure, with the next key milestone being the delivery of the ball mill on-site in Q1 2026.

El Domo: On August 5, 2025, Silvercorp Metals Inc. (“Silvercorp”) announced that the Constitutional Court of Ecuador has delivered a unanimous decision to uphold the validity of the environmental license for the El Domo project. On October 15, 2025, Silvercorp announced progress at El Domo with approximately 1.29 million cubic metres of material removed, up 249% compared to last quarter. The 481-bed construction camp has been substantially completed and is scheduled to be fully operational in Q4 2025, with commissioning of the mine and process plant targeted for late 2026.

Copper World: On August 13, 2025, Hudbay Minerals Inc., (“Hudbay”) announced that Mitsubishi Corporation has agreed to acquire a 30% interest in Copper World LLC, which owns the fully permitted Copper World project. Concurrently, the Company agreed to amend the Copper World PMPA by adding an additional contingent payment of up to $70 million associated with a future potential mill expansion and amending the price to be paid per ounce of gold and silver delivered from a fixed per ounce price to 15% of spot price for gold and silver. The amendment is subject to execution of definitive agreements and the satisfaction of customary conditions.

Santo Domingo: On October 13, 2025, Capstone Copper Corp. (“Capstone”) announced that Orion Resource Partners LP (“Orion”) have agreed to acquire a 25% ownership interest in the Santo Domingo project. Concurrent with the joint venture, Capstone and Orion have entered into an equity subscription agreement where the proceeds will be used for a new exploration program at Santo Domingo and another project.

Cangrejos: On June 23, 2025, CMOC announced that it had completed its previously disclosed acquisition of Lumina Gold Corp. (“Lumina”). CMOC reports that it has assembled a multidisciplinary project team to fast-track development of the Cangrejos project, with commercial production targeted for 2028. On September 16, 2025, in connection with its acquisition of Lumina, a subsidiary of CMOC exercised its 33% buy-back option under the Cangrejos PMPA for a cash payment of $102 million, resulting in a gain of $86 million on partial disposal of the Cangrejos PMPA. Please see Gain on Partial Disposal of Mineral Stream Interest on page 26 of the accompanying MD&A for more information.

Toroparu: On October 28, 2025, Aris announced positive results from the recently completed preliminary economic assessment (“PEA”) of the Toroparu Project, which Aris reports confirm Toroparu as a large-scale, long-life open pit gold project with robust economics. Based on the results of the PEA, Aris has initiated a Prefeasibility Study (“PFS”), targeted for completion in 2026, with the objective of advancing the project toward construction.

Mt Todd: On July 29, 2025, Vista Gold Corp. announced the results of a new feasibility study at a re-sized 15,000 tpd operation, demonstrating strong economics for the Mt Todd Gold Project with a smaller initial project by prioritizing higher grade ore to the processing plant, while significantly lowering initial capital costs.

Corporate Development

Hemlo: On September 10, 2025, the Company announced it has committed to enter into a financing commitment with Carcetti to support its proposed acquisition of the currently operating Hemlo mine from Barrick, including a gold stream of up to $400 million, subject to execution of definitive agreements and satisfaction of customary conditions. Under the terms of the proposed gold stream, Wheaton would purchase 13.5% of the payable gold until a total of 181,000 ounces of gold has been delivered, at which point Wheaton would purchase 9.0% of the payable gold until an additional 157,330 ounces of gold has been delivered, after which Wheaton would purchase 6.0% of payable gold for the life of the mine. Each of the dropdown thresholds will be subject to adjustment if there are delays in deliveries relative to an agreed schedule, and commencing in 2033, if deliveries fall behind the agreed schedule by 10,000 ounces or more, the stream percentage will be increased by 5% until deliveries catch up with the agreed schedule. The applicable stream percentage will be reduced by half with respect to gold production from certain claims comprising the Interlake deposit. Additionally, Wheaton would make ongoing payments for the gold ounces delivered equal to 20% of the spot price of gold.

Carcetti is expected to elect an amount of $300 million in accordance with the terms of the agreement, in which case the stream percentages would be adjusted proportionately. The transaction is expected to close in Q4 2025, delivering immediate production and cash flow to the Company. As part of its financing commitment, on October 7, 2025, the Company invested $30 million in Carcetti’s equity offering.

Kudz Ze Kayah: On October 8, 2025, the Company amended its PMPA with BMC Minerals Ltd. (“BMC”) in respect of the Kudz Ze Kayah (“KZK”) project, with the amendment including the elimination of BMC Minerals’ one-time option to repurchase 50% of the stream for a period of 30 days after June 22, 2026, and the Company’s right to repayment on certain conditions being met. In connection with the amendment, the Company advanced an additional upfront deposit of $2.5 million to BMC at the time of execution and has committed to advance an additional $15 million deposit on KZK achieving certain permitting milestones.

Sustainability

Future of Mining Challenge

During the quarter, Wheaton announced the return of its Future of Mining Challenge, inviting ventures from around the world to propose industry solutions aimed at improving operational efficiencies and minimizing environmental impacts. The 2025/26 challenge will award $1 million to a cleantech venture with innovative technology that seeks to advance sustainable water management in the mining industry. The expressions of interest phase closed on August 29, 2025, with applicants spanning North and South America, Australia, Europe, Asia, and Africa. Following an extensive review by the challenge evaluators, 17 ventures have been selected to proceed to the next stage, and the winning venture will be announced at the PDAC 2026.

Community Investment Program

•

Wheaton’s Partner Community Investment Program supports initiatives with the Vale Foundation, Vale Canada, Hudbay, First Majestic, Newmont, B2Gold, and Ivanplats to deliver vital services and programs to communities impacted by mining operations. These initiatives provide access to educational resources, health and dental care, poverty reduction efforts, entrepreneurial opportunities, and a range of social and environmental programs.

•	In the third quarter, Wheaton was the lead sponsor for the BGC of South Coast BC’s Clubhouse Gala and Barefoot in the Backyard in support of the Sarah McLachlan School of Music.

2025 and Long-Term Production Outlook

Wheaton’s estimated attributable production in 2025 is forecast to be 350,000 to 390,000 ounces of gold, 20.5 to 22.5 million ounces of silver, and 12,500 to 13,500 GEOs3 of other metals, resulting in annual production of approximately 600,000 to 670,000 GEOs3, unchanged from previous guidance2,3.

Annual production is forecast to increase by approximately 40% to 870,000 GEOs3 by 2029, with average annual production forecast to grow to over 950,000 GEOs3 in years 2030 to 2034, also unchanged from previous guidance6,7.

The Company will provide updated longer-term guidance in normal course in the first quarter of 2026, which will incorporate the impact of recent developments and the Hemlo acquisition announced in 2025.

Transfer Agent Change

The Company announces that Odyssey Trust Company will replace TSX Trust as its transfer agent for both Canadian and US services, effective December 17, 2025. Shareholders do not need to take any action in respect to the change in transfer agent. All inquiries and correspondence relating to shareholders’ records, transfer of shares, lost certificates, changes of addresses or other inquiries related to shares should now be directed to Odyssey Trust Company as follows:

Odyssey Trust Company
Address:	United Kingdom Building 350-409 Granville Street Vancouver, British Columbia, Canada V6C 1T2
Direct Dial:	1-587-885-0960
Canada & US (toll-free):	1-888-290-1175
Email:	shareholders@odysseytrust.com
Contact Odyssey through their website at:	https://odysseytrust.com/ca-en/help/

About Wheaton Precious Metals Corp.

Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

In accordance with Wheaton Precious Metals™ Corp.’s (“Wheaton Precious Metals”, “Wheaton” or the “Company”) MD&A and Financial Statements, reference to the Company and Wheaton includes the Company’s wholly owned subsidiaries.

Webcast and Conference Call Details

Wheaton will release its 2025 third quarter results on Thursday, November 6, 2025, after market close. A conference call will be held on Friday, November 7, 2025, starting at 11:00 am ET (8:00 am PT) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-888-510-2154
Dial from outside Canada or the US:	1-437-900-0527
Pass code:	68324 #
Live audio webcast:	Webcast Link

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until November 14, 2025 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-888-660-6345
Dial from outside Canada or the US:	1-289-819-1450
Pass code:	68324 #
Archived audio webcast:	Webcast Link

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR+ at www.sedarplus.ca.

Mr. Wes Carson, P.Eng., Vice President, Mining Operations, Neil Burns, P.Geo., Vice President, Corporate Development for Wheaton Precious Metals and Ryan Ulansky, P.Eng., Vice President, Engineering, are a “qualified person” as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release (specifically Mr. Carson has reviewed production figures, Mr. Burns has reviewed mineral resource estimates and Mr. Ulansky has reviewed the mineral reserve estimates).

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com.

For further information:

Investor Contact

Emma Murray

Vice President, Investor Relations

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Media Contact

Simona Antolak

Vice President, Communications & Corporate Affairs

Tel: 1-604-639-9870

Email: media@wheatonpm.com

Condensed Interim Consolidated Statements of Earnings

	Three Months Ended September 30		Nine Months Ended September 30

(US dollars and shares in thousands, except per share amounts - unaudited)	2025	2024	2025	2024

Sales	$476,257	$308,253	$1,449,886	$904,123

Cost of sales

Cost of sales, excluding depletion	$74,303	$55,310	$224,107	$170,872

Depletion	65,966	55,530	217,662	178,071

Total cost of sales	$140,269	$110,840	$441,769	$348,943

Gross margin	$335,988	$197,413	$1,008,117	$555,180

General and administrative	10,424	9,488	34,970	30,193

Share based compensation	8,652	9,628	30,795	17,150

Donations and community investments	1,406	2,352	6,466	4,626

Earnings from operations	$315,506	$175,945	$935,886	$503,211

Gain on disposal of mineral stream interests	85,724	-	85,724	-

Other income (expense)	12,834	7,605	30,090	19,922

Earnings before finance costs and income taxes	$414,064	$183,550	$1,051,700	$523,133

Finance costs	1,441	1,404	4,309	4,144

Earnings before income taxes	$412,623	$182,146	$1,047,391	$518,989

Income tax expense	45,407	27,511	133,920	77,996

Net earnings	$367,216	$154,635	$913,471	$440,993

Basic earnings per share	$0.809	$0.341	$2.013	$0.973

Diluted earnings per share	$0.807	$0.340	$2.009	$0.971

Weighted average number of shares outstanding

Basic	453,967	453,641	453,850	453,389

Diluted	454,768	454,302	454,625	454,037

Condensed Interim Consolidated Balance Sheets

(US dollars in thousands - unaudited)	As at September 30 2025	As at December 31 2024

Assets

Current assets

Cash and cash equivalents	$1,157,706	$818,166

Accounts receivable	41,528	6,217

Other	3,952	3,697

Total current assets	$1,203,186	$828,080

Non-current assets

Mineral stream interests	$6,837,323	$6,379,580

Early deposit mineral stream interests	47,094	47,094

Mineral royalty interests	40,421	40,421

Long-term equity investments	264,382	98,975

Property, plant and equipment	10,339	8,691

Other	16,773	21,616

Total non-current assets	$7,216,332	$6,596,377

Total assets	$8,419,518	$7,424,457

Liabilities

Current liabilities

Accounts payable and accrued liabilities	$15,407	$13,553

Income taxes payable	110,034	2,127

Current portion of performance share units	22,730	13,562

Current portion of lease liabilities	572	262

Total current liabilities	$148,743	$29,504

Non-current liabilities

Performance share units	$11,561	$11,522

Lease liabilities	7,422	4,909

Income taxes payable - non-current	153,136	113,505

Deferred income taxes	402	349

Pension liability	5,497	5,289

Total non-current liabilities	$178,018	$135,574

Total liabilities	$326,761	$165,078

Shareholders’ equity

Issued capital	$3,813,281	$3,798,108

Reserves	66,690	(63,503)

Retained earnings	4,212,786	3,524,774

Total shareholders’ equity	$8,092,757	$7,259,379

Total liabilities and shareholders’ equity	$8,419,518	$7,424,457

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended September 30		Nine Months Ended September 30

(US dollars in thousands - unaudited)	2025	2024	2025	2024

Operating activities

Net earnings	$367,216	$154,635	$913,471	$440,993

Adjustments for

Depreciation and depletion	66,273	55,887	218,589	179,111

Gain on disposal of mineral stream interest	(85,724)	-	(85,724)	-

Equity settled share based compensation	1,612	1,725	4,846	4,978

Performance share units - expense	7,040	7,903	25,949	12,172

Performance share units - paid	-	-	(17,209)	(11,129)

Income tax expense	45,407	27,511	133,920	77,996

Investment income recognized in net earnings	(9,957)	(7,249)	(27,746)	(18,564)

Other	(470)	2,130	2,701	2,710

Change in non-cash working capital	(17,512)	2,837	(31,963)	1,329

Cash generated from operations before income taxes and interest	$373,885	$245,379	$1,136,834	$689,596

Income taxes refunded (paid)	(422)	2,925	(3,604)	2,734

Interest paid	(132)	(71)	(310)	(219)

Interest received	9,622	6,104	25,785	15,999

Cash generated from operating activities	$382,953	$254,337	$1,158,705	$708,110

Financing activities

Credit facility extension fees	$(93)	$(11)	$(955)	$(936)

Share purchase options exercised	1,942	847	6,415	13,011

Lease payments	(127)	(149)	(338)	(444)

Dividends paid	(74,232)	(69,984)	(222,171)	(209,108)

Cash used for financing activities	$(72,510)	$(69,297)	$(217,049)	$(197,477)

Investing activities

Mineral stream interests	$(250,630)	$(25,876)	$(694,321)	$(512,383)

Mineral royalty interests	-	(4,956)	-	(26,981)

Net proceeds on disposal of mineral stream interests	101,730	-	101,730	-

Acquisition of long-term investments	(9,711)	(728)	(9,714)	(1,479)

Proceeds on disposal of long-term investments	-	-	-	177,088

Dividends received	239	482	765	1,663

Other	(231)	(155)	(722)	(944)

Cash used for investing activities	$(158,603)	$(31,233)	$(602,262)	$(363,036)

Effect of exchange rate changes on cash and cash equivalents	$(19)	$61	$146	$(39)

Increase in cash and cash equivalents	$151,821	$153,868	$339,540	$147,558

Cash and cash equivalents, beginning of period	1,005,885	540,217	818,166	546,527

Cash and cash equivalents, end of period	$1,157,706	$694,085	$1,157,706	$694,085

Summary of Units Produced

	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023

Gold ounces produced ²

Salobo	66,997	69,417	71,384	84,291	62,689	63,225	61,622	71,777

Sudbury [3]	4,999	5,403	4,880	5,259	3,593	4,477	5,618	5,823

Constancia	12,797	4,604	4,876	18,727	10,760	6,269	14,316	22,781

San Dimas [4]	7,507	6,987	8,416	7,263	6,882	7,089	7,542	10,023

Stillwater [5]	1,717	1,654	1,339	2,166	2,247	2,099	2,637	2,341

Blackwater	4,879	4,050	1,017	-	-	-	-	-

Other

Marmato	807	748	757	622	648	584	623	668

Goose	387	-	-	-	-	-	-	-

Total Other	1,194	748	757	622	648	584	623	668

Total gold ounces produced	100,090	92,863	92,669	118,328	86,819	83,743	92,358	113,413

Silver ounces produced [2]

Peñasquito [6]	2,087	2,103	1,754	2,465	1,785	2,263	2,643	1,036

Antamina	1,721	1,299	1,087	947	925	992	806	1,030

Constancia	577	552	555	969	648	451	640	836

Blackwater	136	138	34	-	-	-	-	-

Other

Los Filos [7]	-	-	37	29	26	27	48	26

Zinkgruvan	688	684	585	637	537	699	641	510

Neves-Corvo	431	449	459	494	425	432	524	573

Aljustrel [8]	180	-	-	-	-	-	-	-

Cozamin	169	174	174	192	185	177	173	185

Marmato	10	8	8	7	7	6	7	10

Total Other	1,478	1,315	1,263	1,359	1,180	1,341	1,393	1,304

Total silver ounces produced	5,999	5,407	4,693	5,740	4,538	5,047	5,482	4,206

Palladium ounces produced ² Stillwater [5]	2,650	2,435	2,661	2,797	4,034	4,338	4,463	4,209

Cobalt pounds produced ² Voisey’s Bay	604	647	540	393	397	259	240	215

GEOs produced [9]	173,415	159,503	150,601	187,625	142,716	144,904	158,490	164,599

Average payable rate [2]

Gold	94.7%	95.2%	94.9%	95.3%	95.0%	95.0%	94.7%	95.1%

Silver	86.1%	87.2%	86.4%	84.2%	83.9%	84.3%	84.5%	83.0%

Palladium	96.7%	97.4%	96.4%	97.5%	98.4%	97.3%	97.8%	98.0%

Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%

GEOs [9]	91.2%	92.1%	91.9%	91.3%	90.9%	90.7%	90.6%	91.6%

1)	All figures in thousands except gold and palladium ounces produced.
2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests.
4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 30, 2025, the fixed gold to silver exchange ratio has been revised to 90:1. For reference, attributable silver production from prior periods is as follows: Q3 2025 - 364,000 ounces; Q2 2025 - 311,000 ounces; Q1 2025 - 340,000 ounces; Q4 2024 - 295,000 ounces; Q3 2024 - 262,000 ounces; Q2 2024 - 285,000 ounces; Q1 2024 - 291,000 ounces; Q4 2023 - 378,000 ounces.

5)

Comprised of the Stillwater and East Boulder gold and palladium interests. On September 12, 2024, Sibanye Stillwater (“Sibanye”) announced that as a result of low palladium prices it was placing the Stillwater West operations into care and maintenance, while using Stillwater East and East Boulder operations to improve efficiencies that could get Stillwater West back to production as prices permit.

6)	There was a temporary suspension of operations at Peñasquito due to a labour strike which ran from June 7, 2023 to October 13, 2023.
7)

On April 1, 2025, Equinox Gold Corp., reported it has indefinitely suspended operations at Los Filos following the expiry of its land access agreement with the community of Carrizalillo on March 31, 2025.

8)	On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the third quarter of 2025.
9)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2025.

Summary of Units Sold

	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023

Gold ounces sold

Salobo	55,768	76,331	83,809	55,170	58,101	54,962	56,841	76,656

Sudbury [2]	4,729	2,849	5,632	4,048	2,495	5,679	4,129	5,011

Constancia	2,708	6,827	9,788	17,873	5,186	6,640	20,123	19,925

San Dimas	6,655	7,235	8,962	6,990	7,022	6,801	7,933	10,472

Stillwater [3]	1,465	1,386	1,947	2,410	1,635	2,628	2,355	2,314

Blackwater	6,463	3,291	110	-	-	-	-	-

Other

Marmato	749	742	737	650	550	616	638	633

Goose	95	-	-	-	-	-	-	-

Santo Domingo [4]	312	312	312	312	447	-	-	-

El Domo [4]	-	-	-	209	258	-	-	-

Total Other	1,156	1,054	1,049	1,171	1,255	616	638	633

Total gold ounces sold	78,944	98,973	111,297	87,662	75,694	77,326	92,019	115,011

Silver ounces sold

Peñasquito	1,609	2,112	1,976	1,852	1,667	1,482	1,839	442

Antamina	1,552	1,073	884	858	989	917	762	1,091

Constancia	275	625	730	797	366	422	726	665

Blackwater	137	143	-	-	-	-	-	-

Other

Los Filos	3	8	57	29	26	24	44	24

Zinkgruvan	708	520	446	452	488	597	297	449

Neves-Corvo	212	224	218	154	185	216	243	268

Aljustrel	122	-	-	-	-	-	1	86

Cozamin	133	154	164	158	148	158	147	141

Marmato	9	9	8	7	6	7	8	9

Total Other	1,187	915	893	800	853	1,002	740	977

Total silver ounces sold	4,760	4,868	4,483	4,307	3,875	3,823	4,067	3,175

Palladium ounces sold Stillwater [3]	2,594	2,575	2,457	4,434	3,761	4,301	4,774	3,339

Cobalt pounds sold Voisey’s Bay	529	353	265	485	88	88	309	288

GEOs sold [5]	137,563	157,916	165,297	141,495	122,242	123,462	142,294	154,355

Cumulative payable units PBND [6]

Gold ounces	106,401	90,265	100,512	123,511	97,929	90,406	88,145	92,729

Silver ounces	3,251	2,849	3,002	3,431	2,903	2,972	2,539	1,973

Palladium ounces	4,424	4,414	4,596	4,439	6,186	6,018	6,198	6,666

Cobalt pounds	1,202	1,168	917	678	796	513	360	356

GEOs [5]	151,773	130,809	141,587	168,241	137,823	129,560	121,574	119,780

Inventory on hand Cobalt pounds	-	-	-	-	-	-	-	88

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	The ounces sold under Santo Domingo and El Domo relate to ounces received due to the delay ounce provision as per the respective PMPA. Please see the Company’s MD&A for more information.
5)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2025.

6)

Payable gold, silver and palladium ounces as well as cobalt pounds produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended September 30, 2025

	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]		Average Depletion ($’s Per Unit) [4]		Sales	Gain on Disposal [5]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	66,997	55,768		$3,467		$429		$404	$193,363	$-	$146,909	$169,447	$2,654,535

Sudbury [6]	4,999	4,729		3,563		400		1,399	16,850	-	8,342	6,305	223,690

Constancia	12,797	2,708		3,467		427		338	9,388	-	7,314	8,231	58,047

San Dimas	7,507	6,655		3,467		643		428	23,076	-	15,945	18,795	128,937

Stillwater	1,717	1,465		3,467		614		570	5,080	-	3,345	4,180	205,223

Blackwater	4,879	6,463		3,563		1,236		606	23,028	-	11,123	4,123	334,215

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	275,702

Other [7]	1,194	1,156		3,470		455		1,367	4,012	85,724	87,630	3,486	825,419

	100,090	78,944		$3,481		$515		$497	$274,797	$85,724	$280,608	$214,567	$4,705,768

Silver

Peñasquito	2,087	1,609		$39.29		$4.56		$5.09	$63,205	$-	$47,683	$55,870	$216,421

Antamina	1,721	1,552		39.29		8.12		4.39	60,981	-	41,560	48,377	467,399

Constancia	577	275		39.29		6.30		6.43	10,806	-	7,307	9,074	155,341

Blackwater	136	137		41.69		7.45		7.55	5,692	-	3,644	3,030	168,535

Other [8]	1,478	1,187		40.50		6.34		3.31	48,111	-	36,642	39,044	548,017

	5,999	4,760		$39.66		$6.35		$4.57	$188,795	$-	$136,836	$155,395	$1,555,713

Palladium

Stillwater	2,650	2,594		$1,173		$205		$492	$3,042	$-	$1,234	$2,510	$209,743

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	78,814

	2,650	2,594		$1,173		$205		$492	$3,042	$-	$1,234	$2,510	$288,557

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	57,584

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay	604	529		$18.19		$3.44		$9.02	$9,623	$-	$3,034	$8,546	$220,250

Operating results									$476,257	$85,724	$421,712	$381,018	$6,837,323

Other

General and administrative											$(10,424)	$(6,720)

Share based compensation											(8,652)	-

Donations and community investments											(1,406)	(1,441)

Finance costs											(1,441)	(144)

Other											12,834	10,662

Income tax											(45,407)	(422)

Total other											$(54,496)	$1,935	$1,582,195

											$367,216	$382,953	$8,419,518

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) at the end of this press release.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see the Company’s MD&A for more information.
5)	The gain on disposal of Other gold interests relates to the gain on the buyback of 33% of the Cangrejos PMPA.
6)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests and the non-operating Victor gold interest.
7)

Other gold interests comprised of the operating Marmato and Goose gold interests as well as the non-operating Copper World, Santo Domingo, Fenix, El Domo, Marathon, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests. Other includes ounces sold that were received under the delay ounce provisions of the Santo Domingo PMPA. Please see the Company’s MD&A for more information.

8)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Marmato and Cozamin silver interests as well as the non-operating Stratoni, El Alto (previously referred to as Pascua-Lama), Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

Three Months Ended September 30, 2024

	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]		Average Depletion ($’s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	62,689	58,101		$2,490		$425		$378	$144,656	$98,016	$122,916	$2,616,346

Sudbury [4]	3,593	2,495		2,519		400		1,326	6,286	1,979	4,798	246,918

Constancia	10,760	5,186		2,490		422		323	12,912	9,048	10,722	70,095

San Dimas	6,882	7,022		2,490		637		290	17,482	10,975	13,010	138,507

Stillwater	2,247	1,635		2,490		438		421	4,071	2,667	3,355	208,474

Blackwater	-	-		n.a.		n.a.		n.a.	-	-	-	340,243

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	275,725

Other [5]	648	1,255		2,481		192		1,584	3,114	886	2,874	285,912

	86,819	75,694		$2,491		$440		$418	$188,521	$123,571	$157,675	$4,182,220

Silver

Peñasquito	1,785	1,667		$29.58		$4.50		$4.86	$49,329	$33,725	$41,825	$253,461

Antamina	925	989		29.58		6.06		8.46	29,257	14,893	23,260	498,029

Constancia	648	366		29.58		6.23		6.10	10,822	6,310	8,543	170,242

Blackwater	-	-		n.a.		n.a.		n.a.	-	-	-	140,914

Other [6]	1,180	853		30.17		4.34		4.83	25,741	17,912	22,594	504,571

	4,538	3,875		$29.71		$5.03		$5.89	$115,149	$72,840	$96,222	$1,567,217

Palladium

Stillwater	4,034	3,761		$969		$173		$429	$3,644	$1,380	$2,994	$215,082

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	78,820

	4,034	3,761		$969		$173		$429	$3,644	$1,380	$2,994	$293,902

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	57,588

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$67,039

Cobalt

Voisey’s Bay	397	88		$10.65		$2.15		$12.78	$939	$(378)	$321	$345,745

Operating results									$308,253	$197,413	$257,212	$6,456,123

Other

General and administrative										$(9,488)	$(6,215)

Share based compensation										(9,628)	-

Donations and community investments										(2,352)	(2,198)

Finance costs										(1,404)	(1,051)

Other										7,605	3,664

Income tax										(27,511)	2,925

Total other										$(42,778)	$(2,875)	$930,056

										$154,635	$254,337	$7,386,179

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)

Other gold interests are comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt and Kudz Ze Kayah gold interests. Other includes ounces sold that were received under the delay ounce provision of the Santo Domingo and El Domo PMPAs (see footnote 3 on page 9 of this MD&A for more information).

6)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, El Alto (previously referred to as Pascua-Lama), Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

Comparative Results of Operations on a GEO Basis

	Q3 2025	Q3 2024	Change	Change

GEO Production [1,2]	173,415	142,716	30,699	21.5%

GEO Sales [2]	137,563	122,242	15,321	12.5%

Average price per GEO sold [2]	$3,462	$2,522	$940	37.3%

Revenue	$476,257	$308,253	$168,004	54.5%

Cost of sales, excluding depletion	$74,303	$55,310	$(18,993)	(34.3) %

Depletion	65,966	55,530	(10,436)	(18.8) %

Cost of sales	$140,269	$110,840	$(29,429)	(26.6) %

Gross margin	$335,988	$197,413	$138,575	70.2%

General and administrative	10,424	9,488	(936)	(9.9) %

Share based compensation	8,652	9,628	976	10.1%

Donations and community investments	1,406	2,352	946	40.2%

Earnings from operations	$315,506	$175,945	$139,561	79.3%

Gain on disposal of mineral stream interests	85,724	-	85,724	n.a.

Other income (expense)	12,834	7,605	5,229	68.8%

Earnings before finance costs and income taxes	$414,064	$183,550	$230,514	125.6%

Finance costs	1,441	1,404	(37)	(2.6) %

Earnings before income taxes	$412,623	$182,146	$230,477	126.5%

Income tax expense	45,407	27,511	(17,896)	(65.1) %

Net earnings	$367,216	$154,635	$212,581	137.5%

1)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2025.

Nine Months Ended September 30, 2025

	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]		Average Depletion ($’s Per Unit) [4]		Sales	Gain on Disposal [5]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	207,798	215,908		$3,183		$429		$393	$687,165	$-	$509,623	$594,573	$2,654,535

Sudbury [6]	15,282	13,210		3,222		400		1,352	42,564	-	19,419	28,612	223,690

Constancia	22,277	19,323		3,112		425		325	60,140	-	45,649	51,928	58,047

San Dimas	22,910	22,852		3,186		640		330	72,808	-	50,643	58,187	128,937

Stillwater	4,710	4,798		3,182		560		466	15,268	-	10,345	12,582	205,223

Blackwater	9,946	9,864		3,490		1,212		610	34,426	-	16,454	11,552	334,215

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	275,702

Other [7]	2,699	3,259		3,214		410		1,299	10,474	85,724	90,630	9,139	825,419

	285,622	289,214		$3,191		$473		$446	$922,845	$85,724	$742,763	$766,573	$4,705,768

Silver

Peñasquito	5,944	5,697		$34.75		$4.56		$4.92	$197,943	$-	$143,923	$171,967	$216,421

Antamina	4,107	3,509		35.79		7.30		6.66	125,595	-	76,600	99,973	467,399

Constancia	1,684	1,630		33.94		6.27		6.16	55,320	-	35,071	45,108	155,341

Blackwater	308	280		39.13		6.99		8.63	10,932	-	6,567	7,548	168,535

Other [8]	4,056	2,995		36.60		5.20		4.59	109,683	-	80,356	85,075	548,017

	16,099	14,111		$35.40		$5.62		$5.50	$499,473	$-	$342,517	$409,671	$1,555,713

Palladium

Stillwater	7,746	7,626		$1,046		$184		$451	$7,978	$-	$3,137	$6,573	$209,743

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	78,814

	7,746	7,626		$1,046		$184		$451	$7,978	$-	$3,137	$6,573	$288,557

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	57,584

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay	1,791	1,147		$17.09		$3.25		$9.11	$19,590	$-	$5,424	$15,415	$220,250

Operating results									$1,449,886	$85,724	$1,093,841	$1,198,232	$6,837,323

Other

General and administrative											$(34,970)	$(36,596)

Share based compensation											(30,795)	(17,209)

Donations and community investments											(6,466)	(6,416)

Finance costs											(4,309)	(3,330)

Other											30,090	27,628

Income tax											(133,920)	(3,604)

Total other											$(180,370)	$(39,527)	$1,582,195

											$913,471	$1,158,705	$8,419,518

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) at the end of this press release.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see the Company’s MD&A for more information.
5)	The gain on disposal of Other gold interests relates to the gain on the buyback of 33% of the Cangrejos PMPA
6)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests and the non-operating Victor gold interest.
7)

Other gold interests comprised of the operating Marmato and Goose gold interests as well as the non-operating Copper World, Santo Domingo, Fenix, El Domo, Marathon, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests. Other includes ounces sold that were received under the delay ounce provision of the Santo Domingo PMPA. Please see the Company’s MD&A for more information.

8)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Marmato and Cozamin silver interests as well as the non-operating Stratoni, El Alto (previously referred to as Pascua-Lama), Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

Nine Months Ended September 30, 2024

	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]		Average Depletion ($‘s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	187,536	169,904		$2,307		$425		$383	$391,973	$254,758	$322,761	$2,616,346

Sudbury [4]	13,688	12,303		2,286		400		1,265	28,130	7,642	22,718	246,918

Constancia	31,345	31,949		2,200		421		318	70,275	46,663	56,833	70,095

San Dimas	21,513	21,756		2,296		634		286	49,950	29,941	36,156	138,507

Stillwater	6,983	6,618		2,288		405		453	15,144	9,469	12,464	208,474

Blackwater	-	-		n.a.		n.a.		n.a.	-	-	-	340,243

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	275,725

Other [5]	1,855	2,509		2,347		293		1,056	5,888	2,504	5,153	285,912

	262,920	245,039		$2,291		$440		$419	$561,360	$350,977	$456,085	$4,182,220

Silver

Peñasquito	6,691	4,988		$27.18		$4.50		$4.57	$135,578	$90,361	$113,132	$253,461

Antamina	2,723	2,668		27.63		5.56		8.06	73,710	37,377	58,878	498,029

Constancia	1,739	1,514		26.55		6.21		6.17	40,180	21,444	30,785	170,242

Blackwater	-	-		n.a.		n.a.		n.a.	-	-	-	140,914

Other [6]	3,914	2,595		28.37		4.29		4.51	73,630	50,785	60,026	504,571

	15,067	11,765		$27.46		$4.91		$5.55	$323,098	$199,967	$262,821	$1,567,217

Palladium

Stillwater	12,835	12,836		$976		$177		$435	$12,531	$4,674	$10,259	$215,082

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	78,820

	12,835	12,836		$976		$177		$435	$12,531	$4,674	$10,259	$293,902

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	57,588

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$67,039

Cobalt

Voisey’s Bay	896	485		$14.71		$2.84		$12.77	$7,134	$(438)	$9,407	$345,745

Operating results									$904,123	$555,180	$738,572	$6,456,123

Other

General and administrative										$(30,193)	$(31,134)

Share based compensation										(17,150)	(11,129)

Donations and community investments										(4,626)	(4,185)

Finance costs										(4,144)	(3,234)

Other										19,922	16,487

Income tax										(77,996)	2,734

Total other										$(114,187)	$(30,462)	$930,056

										$440,993	$708,110	$7,386,179

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)

Other gold interests are comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt and Kudz Ze Kayah gold interests. Other includes ounces sold that were received under the delay ounce provision of the Santo Domingo and El Domo PMPAs (see footnote 3 on page 9 of this MD&A for more information).

6)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, El Alto (previously referred to as Pascua-Lama), Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

Comparative Results of Operations on a GEO Basis

	YTD 2025	YTD 2024	Change	Change

GEO Production [1,2]	483,519	446,110	37,410	8.4%

GEO Sales [2]	460,775	387,998	72,778	18.8%

Average price per GEO sold [2]	$3,147	$2,330	$817	35.1%

Revenue	$1,449,886	$904,123	$545,763	60.4%

Cost of sales, excluding depletion	$224,107	$170,872	$(53,235)	(31.2)%

Depletion	217,662	178,071	(39,591)	(22.2)%

Cost of sales	$441,769	$348,943	$(92,826)	(26.6)%

Gross margin	$1,008,117	$555,180	$452,937	81.6%

General and administrative	34,970	30,193	(4,777)	(15.8)%

Share based compensation	30,795	17,150	(13,645)	(79.6)%

Donations and community investments	6,466	4,626	(1,840)	(39.8)%

Earnings from operations	$935,886	$503,211	$432,675	86.0%

Gain on disposal of mineral stream interests	85,724	-	85,724	n.a.

Other income (expense)	30,090	19,922	10,168	51.0%

Earnings before finance costs and income taxes	$1,051,700	$523,133	$528,567	101.0%

Finance costs	4,309	4,144	(165)	(4.0)%

Earnings before income taxes	$1,047,391	$518,989	$528,402	101.8%

Income tax expense	133,920	77,996	(55,924)	(71.7)%

Net earnings	$913,471	$440,993	$472,478	107.1%

1)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2025.

Non-GAAP Measures

Wheaton has included, throughout this document, certain non-GAAP performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, management and certain investors use this information to evaluate the Company’s performance.

The	following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2025	2024	2025	2024
Net earnings	$367,216	$154,635	$913,471	$440,993
Add back (deduct):
Gain on disposal of Mineral Stream Interest	(85,724)	-	(85,724)	-
Income tax expense related to disposal of Mineral Stream Interest	12,859	-	12,859	-
(Gain) loss on fair value adjustment of share purchase warrants held	(1,765)	(523)	(4,522)	(903)
Income tax (expense) recovery recognized in the Statement of Shareholders’ Equity	(1,152)	-	(1,152)	-
Deferred income tax (expense) recovery recognized in the Statement of OCI	(10,191)	(1,134)	(16,487)	1,632
Other	(189)	(175)	(561)	(521)
Adjusted net earnings	$281,054	$152,803	$817,884	$441,201
Divided by:
Basic weighted average number of shares outstanding	453,967	453,641	453,850	453,389
Diluted weighted average number of shares outstanding	454,768	454,302	454,625	454,037
Equals:
Adjusted earnings per share - basic	$0.619	$0.337	$1.802	$0.973
Adjusted earnings per share - diluted	$0.618	$0.336	$1.799	$0.972

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands, except for per share amounts)	2025	2024	2025	2024

Cash generated by operating activities	$382,953	$254,337	$1,158,705	$708,110

Divided by:

Basic weighted average number of shares outstanding	453,967	453,641	453,850	453,389

Diluted weighted average number of shares outstanding	454,768	454,302	454,625	454,037

Equals:

Operating cash flow per share - basic	$0.844	$0.561	$2.553	$1.562

Operating cash flow per share - diluted	$0.842	$0.560	$2.549	$1.560

iii.

Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion and cost of sales related to delay ounces, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS Accounting Standards. In addition to conventional measures prepared in accordance with IFRS Accounting Standards, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2025	2024	2025	2024

Cost of sales	$140,269	$110,840	$441,769	$348,943

Less: depletion	(65,966)	(55,530)	(217,662)	(178,071)

Less: cost of sales related to delay ounces [1]	(1,071)	(1,698)	(2,944)	(1,698)

Cash cost of sales	$73,232	$53,612	$221,163	$169,174

Cash cost of sales is comprised of:

Total cash cost of gold sold	$40,659	$33,287	$136,686	$107,715

Total cash cost of silver sold	30,223	19,485	79,345	57,811

Total cash cost of palladium sold	532	650	1,405	2,272

Total cash cost of cobalt sold [2]	1,818	190	3,727	1,376

Total cash cost of sales	$73,232	$53,612	$221,163	$169,174

Divided by:

Total gold ounces sold	78,944	75,694	289,214	245,039

Total silver ounces sold	4,760	3,875	14,111	11,765

Total palladium ounces sold	2,594	3,761	7,626	12,836

Total cobalt pounds sold	529	88	1,147	485

Equals:

Average cash cost of gold (per ounce)	$515	$440	$473	$440

Average cash cost of silver (per ounce)	$6.35	$5.03	$5.62	$4.91

Average cash cost of palladium (per ounce)	$205	$173	$184	$177

Average cash cost of cobalt (per pound)	$3.44	$2.15	$3.25	$2.84

 1) The cost of sales related to delay ounces is a non-cash expense. Please see the Company’s MD&A for more information.

iv.

Cash operating margin is calculated by adding back depletion and the cost of sales related to delay ounces to the gross margin. Cash operating margin on a per ounce or per pound basis is calculated by dividing the cash operating margin by the number of ounces or pounds sold during the period. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2025	2024	2025	2024

Gross margin	$335,988	$197,413	$1,008,117	$555,180
Add back: depletion	65,966	55,530	217,662	178,071
Add back: cost of sales related to delay ounces [1]	1,071	1,698	2,944	1,698

Cash operating margin	$403,025	$254,641	$1,228,723	$734,949

Cash operating margin is comprised of:
Total cash operating margin of gold sold	$234,138	$155,234	$786,159	$453,645
Total cash operating margin of silver sold	158,572	95,664	420,128	265,287
Total cash operating margin of palladium sold	2,510	2,994	6,573	10,259
Total cash operating margin of cobalt sold	7,805	749	15,863	5,758

Total cash operating margin	$403,025	$254,641	$1,228,723	$734,949

Divided by:
Total gold ounces sold	78,944	75,694	289,214	245,039
Total silver ounces sold	4,760	3,875	14,111	11,765
Total palladium ounces sold	2,594	3,761	7,626	12,836
Total cobalt pounds sold	529	88	1,147	485
Equals:
Cash operating margin per gold ounce sold	$2,966	$2,051	$2,718	$1,851
Cash operating margin per silver ounce sold	$33.31	$24.68	$29.78	$22.55
Cash operating margin per palladium ounce sold	$968	$796	$862	$799
Cash operating margin per cobalt pound sold	$14.75	$8.50	$13.84	$11.87

1) The cost of sales related to delay ounces is a non-cash expense. Please see the Company’s MD&A for more information.

These non-GAAP measures do not have any standardized meaning prescribed by IFRS Accounting Standards, and other companies may calculate these measures differently. The presentation of these non-GAAP measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR+ at www.sedarplus.ca.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton’s PMPA counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	the payment of up to $400 million to Carcetti and the satisfaction of each party’s obligations in accordance with the proposed Hemlo mine gold stream;
•	the receipt of gold production in respect of the Hemlo mine;
•	the advance, and the repayment, of $200 million in connection with the Carcetti debt facility;

•

the estimation of future production from the mineral stream interests and mineral royalty interests currently owned by the Company (the “Mining Operations”) (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);

•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);
•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;
•

the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party’s obligations in accordance with PMPAs and the receipt by the Company of precious metals and cobalt production or other payments in respect of the applicable Mining Operations under PMPAs;

•

the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

•	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
•	the costs of future production;
•	the estimation of produced but not yet delivered ounces;
•	continued listing of the Common Shares on the LSE, NYSE and TSX;
•	any statements as to future dividends;
•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
•	projected increases to Wheaton’s production and cash flow profile;
•	projected changes to Wheaton’s production mix;
•	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
•	the ability to sell precious metals and cobalt production;
•	confidence in the Company’s business structure;
•	the Company’s assessment of taxes payable, including taxes payable under the GMT, and the impact of the CRA Settlement, and the Company’s ability to pay its taxes;
•	possible CRA domestic audits for taxation years subsequent to 2019 and international audits for taxation years subsequent to 2017;
•	the Company’s assessment of the impact of any tax reassessments;
•	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;
•	the Company’s climate change and environmental commitments; and
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	risks relating to the satisfaction of each party’s obligations in accordance with the terms of the Hemlo mine gold stream;
•	risks relating to the satisfaction of each party’s obligations in accordance with the terms of the Carcetti debt facility;
•

risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

•

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
•

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•

Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated, , or the ability of the Company to pay such taxes as and when due;

•	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
•	risks in assessing the impact of the CRA Settlement (including whether there will be any material change in the Company’s facts or change in law or jurisprudence);

•

risks related to any potential amendments to Canada’s transfer pricing rules under the Income Tax Act (Canada) that may result from the Department of Finance’s consultation paper released June 6, 2023;

•

risks relating to Wheaton’s interpretation of, compliance with, or application of the GMT, including Canada’s GMTA and the legislation enacted in Luxembourg, that applies to the income of the Company’s subsidiaries for fiscal years beginning on or after December 31, 2023;

•	counterparty credit and liquidity risks;
•	mine operator and counterparty concentration risks;
•	indebtedness and guarantees risks;
•	hedging risk;
•	competition in the streaming industry risk;
•	risks relating to security over underlying assets;
•	risks relating to third-party PMPAs;
•	risks relating to revenue from royalty interests;
•	risks related to Wheaton’s acquisition strategy;
•	risks relating to third-party rights under PMPAs;
•	risks relating to future financings and security issuances;
•	risks relating to unknown defects and impairments;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
•	risks related to environmental regulations;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
•	risks related to underinsured Mining Operations;
•

inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks associated with environmental, social and governance matters;
•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks related to the market price of the Common Shares of Wheaton;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	risks related to access to confidential information regarding Mining Operations;
•	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
•	risks associated with a possible suspension of trading of Common Shares;
•	equity price risks related to Wheaton’s holding of long-term investments in other companies;
•	risks relating to activist shareholders;
•	risks relating to reputational damage;
•	risks relating to expression of views by industry analysts;
•	risks related to the impacts of climate change and the transition to a low-carbon economy;
•	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks relating to generative artificial intelligence;
•	risks relating to compliance with anti-corruption and anti-bribery laws;
•	risks relating to corporate governance and public disclosure compliance;
•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic or pandemic;
•	risks related to the adequacy of internal control over financial reporting; and
•

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR+ at www.sedarplus.ca and Wheaton’s Form 40-F for the year ended December 31, 2024 on file with the U.S. Securities and Exchange Commission on EDGAR (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation):

•	the payment of up to $400 million to Carcetti and the satisfaction of each party’s obligations in accordance with the proposed Hemlo mine gold stream;

•	the advance to, and the receipt from, Carcetti of all amounts owing under the Carcetti debt facility, including, but not limited to, interest;
•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
•	that public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations is accurate and complete;
•	that the production estimates from Mining Operations are accurate;
•	that each party will satisfy their obligations in accordance with the PMPAs;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive PMPAs;
•	that the terms and conditions of a PMPA are sufficient to recover liabilities owed to the Company;
•	that Wheaton has fully considered the value and impact of any third-party interests in PMPAs;
•	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
•	that Wheaton has properly considered the application of Canadian tax laws to its structure and operations and that Wheaton will be able to pay taxes when due;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax laws;
•	that Wheaton’s application of the CRA Settlement is accurate (including the Company’s assessment that there has been no material change in the Company’s facts or change in law or jurisprudence);
•	that Wheaton’s assessment of the tax exposure and impact on the Company and its subsidiaries of the GMT is accurate;
•

that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

•	that the trading of the Company’s Common Shares will not be suspended;
•	the estimate of the recoverable amount for any PMPA with an indicator of impairment;
•	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic or pandemic; and
•	such other assumptions and factors as set out in the Disclosure.

There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

Cautionary Language Regarding Reserves and Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2024, which was filed on March 31, 2025 and other continuous disclosure documents filed by Wheaton since January 1, 2025, available on SEDAR+ at www.sedarplus.ca. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The Company reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements which are governed by, and utilize definitions required by, Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions adopted by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended (the “Securities Act”) which are applicable to U.S. companies. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted by the SEC. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from https://www.sec.gov/edgar.shtml.

End Notes

1Please refer to disclosure on non-GAAP measures in this press release. Details of the dividend can be found in the Wheaton’s news release dated November 6, 2025, titled “Wheaton Precious Metals Announces Quarterly Dividend.”

2Statements made in this section contain forward-looking information with respect to forecast production, production growth, funding outstanding commitments, continuing to acquire accretive mineral stream interests and the commencement, timing and achievement of construction, expansion or improvement projects and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

3Gold equivalent forecast production for 2025 and the longer-term outlook are based on the following updated commodity price assumptions: $2,600 per ounce gold, $30 per ounce silver, $950 per ounce palladium, $950 per ounce of platinum and $13.50 per pound cobalt.

4Source: Company reports S&P Capital IQ estimates of 2024 byproduct cost curves for gold, zinc/lead, copper, PGM, nickel & silver mines. Portfolio mine life based on recoverable reserves and resources as of Dec 31, 2024 and 2024 actual mill throughput and is weighted by individual reserve and resource category.

5Total streaming and royalty agreements relate to precious metals purchase agreements for the purchase of precious metals and cobalt relating to 23 mining assets which are currently operating, including the proposed Hemlo transaction, 24 which are at various stages of development, and 2 of which have been placed in care and maintenance or have been closed.

6Further details for long-term guidance can be found in the Wheaton news release dated February 18, 2025, titled “Wheaton Precious Metals Exceeds 2024 Production Guidance and Provides 2025 and Long-Term Outlook, Projecting 40% Growth in the Next Five Years.”

7Wheaton’s long-term production outlook is based on information available as of February 18, 2025, the date of publication. The Company will provide updated longer-term guidance in normal course in the first quarter of 2026, which will incorporate the impact of recent developments and corporate development activities announced in 2025.